

02 OCT 21 AM 11: 43

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INT'L +61 (2) 9227 9371
FAX: (02) 9223 1234

FACSIMILE

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING – Compan
Date:	18 October, 2002
SUBJECT:	12g3-2(b) Exemption Number: 82-1565
No of Pages:	10 pages (including cover sheet)

02055508

82-1565

APPENDIX 3B – EXERCISE OF OPTIONS

Please see attached copy of an announcement released to the Australian Stock Exchange today.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attachs.9

SUPPL

PROCESSED
NOV 0 4 2002
℗ THOMSON
FINANCIAL

dlw
10/28



BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INT'L +61 (2) 9227 9371
FAX: (02) 9223 1234

18 October 2002

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

APPENDIX 3B - EXERCISE OF OPTIONS

I enclose an Appendix 3B (New issue announcement, application for quotation of additional securities and agreement) in respect of 1,337 Ordinary Shares issued pursuant to the exercise of 1,337 Options. The exercise price for the exercise of Options was paid in cash. Following allotment and approval of quotation the quoted securities of the Company will be:-

- ordinary shares fully paid (BPC)   802,792,397

- converting preference shares
  fully paid (BPCPA)   797,394,162

- options expiring 14 August 2003
  exercisable at 20 cents (BPCO)   1,229,436,924

Yours faithfully

HELEN GOLDING
Company Secretary

Encl

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Burns, Philp & Company Limited

ABN

65 000 000 359

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	⁺Class of ⁺securities issued or to be issued	Ordinary Shares
2	Number of ⁺securities issued or to be issued (if known) or maximum number which may be issued	1,337
3	Principal terms of the ⁺securities (eg, if options, exercise price and expiry date; if partly paid ⁺securities, the amount outstanding and due dates for payment; if ⁺convertible securities, the conversion price and dates for conversion)	The terms of the ordinary shares are set out in the Company's Constitution

+ See chapter 19 for defined terms.

11/3/2002   Appendix 3B Page 1

Appendix 3B
New issue announcement

4	Do the *securities rank equally in all respects from the date of allotment with an existing *class of quoted *securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.20 per ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued upon the exercise of 1,337 Options (ASX Code BPCO).
7	Dates of entering *securities into uncertificated holdings or despatch of certificates	18 October 2002

		Number	+Class
8	Number and *class of all *securities quoted on ASX (*including* the securities in clause 2 if applicable)	(a) 802,792,397	(a) Ordinary Shares
		(b) 797,394,162	(b) Converting Preference Shares
		(c) 1,229,436,924	(c) Options

		Number	+Class
9	Number and *class of all *securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Nil	

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the ⁺securities will be offered	Not applicable
14	⁺Class of ⁺securities to which the offer relates	Not applicable
15	⁺Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has ⁺security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable
20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable

+ See chapter 19 for defined terms.

Appendix 3B
New issue announcement

23	Fee or commission payable to the broker to the issue	Not applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34 Type of securities
    (tick one)

(a) Securities described in Part 1

☑

(b) All other securities

☐ Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the $^+$securities are $^+$equity securities, the names of the 20 largest holders of the additional $^+$securities, and the number and percentage of additional $^+$securities held by those holders

36 ☐ If the $^+$securities are $^+$equity securities, a distribution schedule of the additional $^+$securities setting out the number of holders in the categories
    1 - 1,000
    1,001 - 5,000
    5,001 - 10,000
    10,001 - 100,000
    100,001 and over

37 ☐ A copy of any trust deed for the additional $^+$securities

(now go to 43)

+ See chapter 19 for defined terms.

Appendix 3B
New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which *quotation is sought	
39	Class of *securities for which quotation is sought	
40	Do the *securities rank equally in all respects from the date of allotment with an existing *class of quoted *securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example; In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	*Class
42	Number and *class of all *securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43   Payment method (tick one)   Not applicable. Under Listing Rule 16.4 no fee is payable
                                         where an entity is seeking quotation of shares following the
                                         conversion of quoted securities.

      Cheque attached

      ☐

      Electronic payment made

      ☐   Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

      Periodic payment as agreed with the home branch has been arranged

      ☐   Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may
      quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

      •   The issue of the +securities to be quoted complies with the law and is not for
           an illegal purpose.

      •   There is no reason why those +securities should not be granted +quotation.

      •   An offer of the +securities for sale within 12 months after their issue will
           not require disclosure under section 707(3) or section 1012C(6) of the
           Corporations Act.

           Note: An entity may need to obtain appropriate warranties from subscribers for the securities in
           order to be able to give this warranty

      •   Section 724 or section 1016E of the Corporations Act does not apply to any
           applications received by us in relation to any +securities to be quoted and
           that no-one has any right to return any +securities to be quoted under
           sections 737, 738 or 1016F of the Corporations Act at the time that we
           request that the +securities be quoted.

      •   We warrant that if confirmation is required under section 1017F of the
           Corporations Act in relation to the +securities to be quoted, it has been
           provided at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

Appendix 3B
New issue announcement

- If we are a trust, we warrant that no person has the right to return the *securities to be quoted under section 1019B of the Corporations Act at the time that we request that the *securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form.   If any information or document not available now, will give it to ASX before *quotation of the *securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....   Date: 18 October 2002
                 (~~Director~~/Company secretary)
Print name: HELEN GOLDING

===== ===== ===== ===== =====



BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INT'L +61 (2) 9227 9371
FAX: (02) 9223 1234

FACSIMILE

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING – Company Secretary
Date:	15 October, 2002
SUBJECT:	12g3-2(b) Exemption Number: 82-1565
No of Pages:	2 pages (including cover sheet)

REVISED - FLEISCHMANN'S YEAST AND BAKERY INGREDIENTS BUSINESS IN LATIN AMERICA

Please see attached copy of an announcement released to the Australian Stock Exchange today.

Yours sincerely



BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INT'L +81 (2) 9227 9371
FAX: (02) 9223 1234

FACSIMILE

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING – Company Secretary
Date:	15 October, 2002
SUBJECT:	12g3-2(b) Exemption Number: 82-1565
No of Pages:	3 pages (including cover sheet)

REVISED - FLEISCHMANN'S YEAST AND BAKERY INGREDIENTS BUSINESS IN LATIN AMERICA

Please see attached copy of an announcement released to the Australian Stock Exchange today.

Yours sincerely

<u>HELEN GOLDING</u>
Company Secretary/Group Legal Counsel

Attachs.

INCORPORATED IN NEW SOUTH WALES AUSTRALIA IN 1883
PRINCIPAL COMPANY OF THE BURNS PHILP GROUP OF COMPANIES



BURNS, PHILP & COMPANY LIMITED
ABN 66 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INT'L +61 (2) 9227 9371
FAX: (02) 9223 1234

15 October 2002

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Fleischmann's Yeast and Industrial Bakery Ingredients Business in Latin America

I enclose a revised ASX announcement regarding this matter. The earlier announcement sent this morning contained an incorrect date reference in the first paragraph.

Yours faithfully

HELEN GOLDING
Company Secretary

G:\users\SECRETAR\WORD\HELEN\ASX\Gates\ASXBPC_revised15Oct02.b.doc



BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 643
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INT'L +61 (2) 9227 9371
FAX: (02) 9223 1234

15 October 2002

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Fleischmann's Yeast and Industrial Bakery Ingredients Business in Latin America

On 5 June 2002, the Burns Philp Board announced that it had entered into a preliminary agreement with Kraft Foods International, Inc to acquire its yeast and industrial bakery ingredients business in Latin America.

The Company has today entered into a binding agreement to acquire the business for US$110 million. Closing is expected to occur prior to the end of November.

The business, which operates under the Fleischmann's name, has its main operations in Brazil, Colombia, Ecuador, Venezuela and Peru. There are 5 production facilities in the region. The Fleischmann's brand name enjoys a well-established position in both the retail and industrial yeast categories, and is a market leader in Latin America's largest markets including Brazil, Colombia and Peru.

Yours faithfully

HELEN GOLDING
Company Secretary

G:\users\SECRETAR\WORD\HELEN\ASX\Gates\ASXBPC15Oct02.b.doc